Exhibit (e)(1)
ITEM 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
BOARD OF DIRECTORS
We are managed by our Board of Directors. The following sets forth information concerning each of the directors of the Company as of 26 March 2009.
References to the Board and Board appointments prior to 2 May 2008 refer to the Board of Cadbury Schweppes plc, the ultimate parent company of the Group prior to that date. On 2 May 2008, Cadbury plc became the new ultimate parent company by means of a Scheme of Arrangement, and all references after that date are to Cadbury plc unless otherwise indicated.
1 Roger Carr † ‡
Chairman
Term of office: Appointed to the Board in January 2001, as Deputy Chairman and then Senior Independent Non-Executive Director in May 2003 and as Chairman of Cadbury plc in July 2008. Roger Carr was last re-elected in 2006 and is retiring by rotation and standing for re-election in 2009. He is Chairman of the Nomination Committee.
Skills and experience: Roger Carr’s experience as both a Chairman and Chief Executive of other FTSE 100 companies enables him to provide highly valued advice and support to the executive management team of the Company. He is responsible for consulting with major UK shareholders on matters of corporate governance.
Other directorships and offices:
▪	Chairman of Centrica plc

▪	Non-Executive Director of The Bank of England

▪	Fellow of the Royal Society for the Encouragement of Arts, Manufacturers and Commerce

▪	Chairman of Mitchells & Butlers plc (2003–2008)

▪	Chairman of Chubb plc (2000–2002)

▪	Chairman of Thames Water plc (1998–2000)

▪	Chief Executive Officer of Williams plc (1994–2000)
2 Todd Stitzer *
Chief Executive Officer
Term of office: Appointed to the Board in March 2000, and as CEO in May 2003. Todd was last re-elected in 2006 and is retiring by rotation and standing for re-election in 2009.
Skills and experience: Todd joined Cadbury North America in 1983 as Assistant General Counsel and has gained extensive international experience in senior legal, marketing, sales, strategy development and general management roles within the Company. Todd was President & CEO of Dr Pepper/Seven Up, Inc. between 1997 and 2000 and Chief Strategy Officer between March 2000 and May 2003. Todd’s business leadership, legal and commercial expertise make him well placed to lead the organisation as it delivers on its commitment to achieve superior shareholder performance through Vision into Action.

Other directorships and offices:
▪	Non-Executive Director of Diageo plc

▪	Director of Business in the Community
3 Ken Hanna
Chief Financial Officer — to 3 April 2009
Term of office: Appointed to the Board in April 2004. Ken was last re-elected in 2006. Ken has announced that he will retire as Chief Financial Officer in April 2009, and will be replaced by Andrew Bonfield.
Skills and experience: Ken has a broad range of experience gained while working as the Group Finance Director of United Distillers plc (1993–1997) and the Chief Executive Officer and Group Finance Director of Dalgety plc (1997–1999). He was also an Operating Partner at the private equity firm Compass Partners (1999–2004), focusing on consumer goods.
Other directorships and offices:
▪	Non-Executive Director of Inchcape plc
4 Dr Wolfgang Berndt # † ‡
Independent Non-Executive Director
Term of office: Appointed to the Board in January 2002. Wolfgang was last re-elected in 2008 and is not retiring or standing for re-election in 2009. He is Chairman of the Remuneration Committee.
Skills and experience: Wolfgang’s broad range of executive and operational experience gained over a career managing consumer goods companies enables him to contribute significantly to the Board.
Other directorships and offices:
▪   Non-Executive Director of Lloyds Banking Group plc
▪   Non-Executive Director of Lloyds Bank plc
▪   Non-Executive Director of Bank of Scotland plc
▪   Non-Executive Director of HBOS plc
▪   Non-Executive Director of GfK AG
▪   Non-Executive Director of MIBA AG
▪   Non-Executive Director of Telekom Austria (2006–2008)
▪   President Global Fabric & Home Care sector of The Procter & Gamble Co (1998–2001)

5 Guy Elliott # ‡ *
Senior Independent Non-Executive Director
Term of office: Appointed to the Board in July 2007, and Senior Independent Non-Executive Director since July 2008, replacing Roger Carr. Guy was last re-elected in 2008 and is not retiring or standing for re-election in 2009. Guy has been Chairman of the Audit Committee since March 2008, and will be handing over the Chairmanship to Colin Day in April 2009.
Skills and experience: Guy has extensive financial and commercial experience, particularly in mergers and acquisitions, which enables him to contribute significantly to the Board.
Other directorships and offices:
Finance Director of Rio Tinto plc
6 Lord Patten ‡ *
Independent Non-Executive Director
Term of office: Appointed to the Board in July 2005. Lord Patten was last re-elected in 2008 and is not retiring or standing for re-election in 2009. He is Chairman of the Corporate and Social Responsibility Committee.
Skills and experience: Lord Patten’s distinguished career in public office enables him to bring a great deal of experience and expertise to the Board, especially in the area of international relations.
Other directorships and offices:
▪	Chancellor of Oxford University

▪	Chancellor of Newcastle University

▪	Advisory Board member of Bridgepoint Capital Ltd

▪	Advisory Board member of AIG

▪	European Commissioner for External Relations (1999–2004)

▪	Governor of Hong Kong (1992–1997)
7 Raymond Viault # † ‡
Independent Non-Executive Director
Term of office: Appointed to the Board in September 2006. Raymond was last re-elected in 2007 and is not retiring or standing for re-election in 2009.
Skills and experience: Raymond’s extensive international experience in confectionery, food and consumer products companies enables him to contribute significantly to the Board.
Other directorships and offices:
▪	Director of Safeway, Inc.

▪	Director of Newell Rubbermaid, Inc.

▪	Director of VF Corporation

▪	Vice Chairman of General Mills, Inc. (1996–2004)

8 Colin Day # ‡
Independent Non-Executive Director
Term of office: Appointed to the Board in December 2008. Colin is standing for election in 2009 at the first Annual General Meeting since his appointment. Colin will succeed Guy Elliott as Chairman of the Audit Committee in April 2009.
Skills and experience: Colin’s extensive experience of consumer products and his strong focus on performance and execution enables him to add significantly to the skills and capabilities of the Board.
Other directorships and offices:
▪	Chief Financial Officer of Reckitt Benckiser Group plc

▪	Non-Executive Director of WPP Group plc

▪	Non-Executive Director of Imperial Tobacco plc (2005–2007)

▪	Non-Executive Director of EasyJet plc (2000–2005)

▪	Non-Executive Director of Bell Group plc (1999–2004)

▪	Non-Executive Director of Vero Group plc (1996–1998)

▪	Group Finance Director of Aegis Group plc (1995–2000)
9 Baroness Hogg # † ‡
Independent Non-Executive Director
Term of office: Appointed to the Board in October 2008. Baroness Hogg is standing for election in 2009 at the first Annual General Meeting since her appointment.
Skills and experience: With extensive experience of business, government and the media, Baroness Hogg brings a wealth of expertise to Cadbury.
Other directorships and offices:
▪	Chairman of 3i Group plc

▪	Senior Independent Non-Executive Director of BG Group plc

▪	Chairman of Frontier Economics Limited

▪	Deputy Chairman of the Financial Reporting Council

▪	Deputy Chairman of GKN plc (2001–2006)

▪	Head of the Prime Minister’s Policy Unit (1990–1995)

10 Henry Udow
Chief Legal Officer and Group Secretary
Term of office: Appointed Group Secretary in September 2007.
Skills and experience: Henry joined Cadbury North America in 1987 as Division Counsel & Assistant Secretary after working in private practice with the law firm of Shearman & Sterling in the US and UK. In 1991 he became Vice President, General Counsel & Secretary of Cadbury North America. In 1994 he moved to the UK to take up his role of Senior Vice President, Legal Director and General Counsel of Cadbury’s Global Beverages business. In 2000 he became Mergers & Acquisitions Director, heading up all merger and acquisition activity for Cadbury. He was appointed Chief Legal Officer in 2005, heading up the Global Legal Function for the Cadbury Group.
11 Andrew Bonfield
Chief Financial Officer — from 3 April 2009
Term of office: Joined the Company in February 2009. To be appointed to the Board in April. Andrew is standing for election in 2009 at the first Annual General Meeting following his appointment.
Skills and experience: Andrew has established a strong track record as an international and FTSE 100 CFO and will have a key role to play in sustaining the Company’s focus on performance delivery.
Other directorships and offices:
▪	Chief Financial Officer of Bristol-Myers Squibb (2002–2008)

▪	Non-Executive Director of ImClone Systems Inc (2007–2008)

▪	Non-Executive Director of BOC Group plc (2003–2006)

▪	Non Executive Director of BG Group plc (2000–2001) then Executive Director, Finance of BG Group plc (2001–2002)

▪	Chief Financial Officer of SmithKline Beecham plc (1998–2000)
Board Committee membership key

#	Audit Committee

†	Remuneration Committee

‡	Nomination Committee

*	Corporate and Social Responsibility Committee
UK corporate governance
This report has been prepared in accordance with the Code of Best Practice set out in section 1 of the June 2006 FRC Combined Code on Corporate Governance. The Group has complied with the code provisions of section 1 of the Code, and applied the main principles, and supporting principles, throughout the year except in the two minor instances explained below. We expect to comply fully with the Code (and apply the main principles and supporting principles) of the June 2008 FRC Combined Code on Corporate Governance (the “revised Code”), which takes effect for the financial year commencing 1 January 2009.

Corporate governance report
The Board remains committed to the principles of good corporate governance and to achieving high standards of business integrity, ethics and professionalism across all our activities. The Board of Cadbury plc adopted a Statement of Corporate Governance Principles on 30 April 2008, which explains the principles that guide corporate governance for the Group and ensures that the Group acts in the best interests of its stakeholders. The Group also has both a Financial Code of Ethics (that applies to the Chief Executive Officer, Chief Financial Officer and senior financial officers in the Group) and a code of conduct (Our Business Principles) that apply at Board level and to all managers across the Group. All executive members of the Board, the CEC and the executive managers are required to confirm their compliance with Our Business Principles on an annual basis. We have established a confidential, all employee Speaking Up helpline available in most languages, enabling employees to report concerns of breaches of Our Business Principles or usual standards of good behaviour. The Statement of Corporate Governance Principles, Financial Code of Ethics and Our Business Principles are available on the Group’s website, www.cadbury.com.
Senior Management
The Senior Managers are the Executive Directors appointed to the Board and listed above and the members of the CEC as listed on page 72 under the section titled “Chief Executive’s Committee”.
The Board
At the date of this report, the Board has 9 members: the Chairman, two Executive Directors, and six Non-Executive Directors. All six Non-Executive Directors are deemed independent under the provisions of the Code. No individual or group of individuals dominates the Board’s decision-making. Collectively, the Non-Executive Directors bring a wide range of international experience and expertise as they all currently occupy or have occupied senior positions in industry and public life, and as such each contributes significant weight to Board decisions.
Changes to the Board since 1 January 2008

David Thompson	Non-Executive Director	Resigned 8 March 2008
Sir John Sunderland	Chairman	Resigned 21 July 2008
Ellen Marram	Non-Executive Director	Resigned 30 September 2008
Sanjiv Ahuja	Non-Executive Director	Resigned 30 September 2008
Baroness Hogg	Non-Executive Director	Appointed 24 October 2008
Colin Day	Non-Executive Director	Appointed 1 December 2008
Bob Stack	Executive Director	Resigned 31 December 2008
Ken Hanna	Executive Director	Will resign 3 April 2009
Andrew Bonfield	Executive Director	To be appointed 3 April 2009
Sir John Sunderland was succeeded as Chairman by Roger Carr on 21 July 2008. Biographies of each of the Directors as at the date of this report, can be found on page 59.

Board meetings and attendance: The attendance of the individual Directors at Board and Committee meetings during 2008 was as follows:
Cadbury Schweppes plc
Period covered: 1 January 2008–1 May 2008

Committee Meetings
	Board Meetings	Audit	CSR	Nomination	Remuneration

Number of meetings held during period	3	2	0	1	2

Sir John Sunderland	3/3	—	—	1/1	—

Roger Carr	3/3	2/2	—	1/1	2/2
Todd Stitzer	3/3	—	—	—	—
Ken Hanna	3/3	—	—	—	—
Bob Stack	3/3	—	—	—	—
Sanjiv Ahuja	3/3	—	—	1/1	—
Dr Wolfgang Berndt	3/3	1/2	—	—	2/2
Guy Elliott	3/3	2/2	—	—	—
Ellen Marram	3/3	—	—	—	—
Lord Patten	3/3	—	—	1/1	—
David Thompson	2/2	2/2	—	—	1/1
Raymond Viault	2/3	1/2	—	1/1	2/2

Cadbury plc
Period covered: 2 May 2008-31 December 2008

Committee Meetings
	Board Meetings	Strategy	Audit	CSR	Nomination	Remuneration

Number of meetings held during period	5	1	2	2	2	3

Sir John Sunderland	1/1	—	—	1/1	—	—
Roger Carr	5/5	1/1	—	—	2/2	3/3
Todd Stitzer	5/5	1/1	—	2/2	—	—
Ken Hanna	5/5	1/1	—	—	—	—
Bob Stack	5/5	1/1	—	2/2	—	—
Sanjiv Ahuja	2/3	—	—	1/1	—	—
Dr Wolfgang Berndt	5/5	1/1	2/2	—	—	3/3
Colin Day	1/1	—	—	—	—	—
Guy Elliott	5/5	1/1	2/2	—	—	—
Baroness Hogg	2/2	—	—	—	—	—
Ellen Marram	2/3	—	—	—	—	—
Lord Patten	5/5	1/1	—	2/2	2/2	—
Raymond Viault	5/5	1/1	2/2	—	2/2	2/3

Prior to 2 May 2008 when Cadbury plc became the ultimate parent company of the Cadbury Group by means of the Scheme of Arrangement, there were four additional board meetings held between 7 February 2008 (the date of incorporation of Cadbury plc) and 1 May 2008.

The two tables above show the number of meetings attended by the Director during the period against the number of meetings held during their Board/Committee membership.
Role of the Board
The Board has responsibility for the overall management and performance of the Group and the approval of its long-term objectives and commercial strategy. Whilst the Board has delegated the overall operational management of the Group to the Chief Executive Officer, there is a formal schedule of matters reserved for the Board by which the Board oversees control of the Group’s affairs. The Chief Executive Officer is supported by his Executive Committee. The Board is also assisted in carrying out its responsibilities by the various Board committees, including a Standing Committee consisting of any two Directors which deals with routine business between Board meetings: following a formal decision, the Board may also delegate authority to the Standing Committee to facilitate finalising matters within agreed parameters. The work of the Board committees is described on page 68.

Senior executives below Board level attend certain Board meetings and make presentations on the results and strategies of their business units. Board members are given appropriate documentation in advance of each Board and Committee meeting. In addition to formal Board meetings, the Chairman and Chief Executive Officer maintain regular contact with all Directors and hold informal meetings with the Non-Executive Directors to discuss issues affecting the business.
Independent professional advice: The Board has approved a procedure for Directors to take independent professional advice at the Group’s expense
Before incurring professional fees the Director concerned must consult the Chairman of the Board or two other Directors (one of whom must be the Senior Independent Non-Executive Director). Once professional fees reach £25,000 (and at £25,000 increments thereafter) further Board approval is required.
No such advice was sought by any Director during the year.
Group Secretary: The Group Secretary is responsible for advising the Board on all corporate governance matters, ensuring that all Board procedures are followed, ensuring good information flow, facilitating induction programmes for Directors and assisting with Directors’ continuing professional development. All Directors have direct access to the advice and services of the Group Secretary. Any questions shareholders may have on corporate governance matters, policies or procedures should be addressed to the Group Secretary.
Board effectiveness
The roles of the Chairman and Chief Executive Officer are separate and their responsibilities are clearly defined in writing and approved by the Board. The role of the Chairman is to lead and manage the Board. The Chief Executive is responsible for the leadership and overall operational management of the Group and execution of the strategy approved by the Board.
Induction: On joining the Board, Directors are given background information describing the Group and its activities. They receive an induction pack of information on our business. The pack includes guidance notes on the Group, the Group structure, its operations, information on corporate governance and brokers’ reports. Meetings are arranged with the members of the CEC and other senior executives below Board level from each Group function, as well as some of our advisers. Appropriate visits are arranged to our sites. Meetings are also arranged with the Group departments who provide support to the relevant Board Committees that the Directors will serve on.
Continuing professional development: Training seminars are held for Board members at least annually. These formal sessions are in addition to written briefings to the Board on areas of regulatory and legislative change. Prior to the implementation of the Scheme of Arrangement by which Cadbury plc became the ultimate holding company in the Group, the Board received additional training on the Listing Rules (this is an FSA requirement prior to the initial listing of a company.) In October 2008, new provisions relating to conflicts of interests for Directors came into force — all Board members were briefed of their disclosure obligations and the change in the law in advance of these provisions taking effect. In December, the Board were briefed on the appropriate way to handle a hypothetical Speaking Up issue and internal fraud, as well as on the US Foreign Corrupt Practices Act.
Evaluation: During the year, with the assistance of an external consultant, Egon Zehnder, the Board reviewed and evaluated its performance alongside those of its Committees and individual Directors.
These reviews were conducted by way of detailed questionnaires, that were completed by Directors and followed by one to one interviews between Directors and the external consultant. Feedback on individual Directors was discussed with the Chairman and this in turn was followed by private feedback meetings between the Chairman and each of the Directors. A report on the performance of the Board as a whole and of the Board Committees was made to the Board by the external consultant at a meeting in April 2008 and the issues arising debated and considered at length.
A theme for development included the need to ensure continued Board unity and effectiveness and to develop further the open and constructive lines of communication both within the Board and between Board and Management that had proved successful during the year.

Following these reviews the Board and its Committees concluded that they are operating effectively.
Going forward, the Board intends to continue to conduct evaluations annually employing the services of external consultants to assist the process where deemed appropriate.
External directorships for Executive Directors
Subject to certain conditions, and unless otherwise determined by the Board, each Executive Director is permitted to accept one appointment as a Non-Executive Director of another listed company. The Board considers that Executive Directors can gain valuable experience and knowledge through such appointments. Bob Stack was allowed to accept a second appointment in the year due to his impending retirement.
Details of the fees received by the Directors for external appointments can be found under Management Compensation on page 85.
Disclosure and review of Directors’ interests
Directors are required to declare all appointments to the boards of, or relationships with, companies outside the Cadbury group and additionally to disclose any situations which could result in potential conflicts of interest. The Board has adopted processes and procedures to manage and, where appropriate, to approve such conflicts.
Following a review of Directors’ interests undertaken in September 2008, the Board has concluded that there is currently no compromise to the independence of any Cadbury Director arising from an external appointment or any outside commercial interest.
The Chairman
Following the resignation of Sir John Sunderland, Roger Carr was appointed Chairman of Cadbury plc in July 2008. On his appointment, Roger Carr met the independence criteria set out in the Code. Amongst Roger Carr’s external appointments, he is also the Chairman of another FTSE 100 company. As a result, the recommendation under the Code that no individual should be appointed to a second chairmanship of a FTSE 100 company has not been met. (Under the revised Code, in effect from January 2009, the restriction against Chairmanships of two FTSE 100 companies is no longer in place.) As part of the appointment process, the time commitment required by this role was evaluated and reviewed against his external appointments. Prior to his appointment as Chairman of Cadbury plc, Roger Carr had served simultaneously as Chairman of two FTSE 100 companies, and has demonstrated his ability to fulfill the demands of both roles.
Senior Independent Non-Executive Director

Roger Carr was the Senior Independent Non-Executive Director until July 2008. He was succeeded in this role by Guy Elliott. Guy’s responsibilities include meeting major shareholders as and when requested and chairing meetings of the Non-Executive Directors without executive management or the Chairman being present.
Non-Executive Directors
The Board reviews the independence of all Non-Executive Directors annually and has determined that all current Non-Executive Directors are independent and have no cross-directorships or significant links which could materially interfere with the exercise of their independent judgment.
We made no payments to third parties for any of the Non-Executive Directors’ services.
Terms of appointment: Non-Executive Directors are appointed for an initial term of three years. Thereafter, subject to satisfactory performance, they may serve one or two additional three-year terms, with a thorough review of their continued independence and suitability to continue as Directors being undertaken if they are to remain on the Board for more than nine years. The terms and conditions of appointment for the Non-Executive Directors are summarised in the section on Management Compensation on page 85 and are available on request from the Group Secretary.

Meetings of Non-Executive Directors
The Non-Executive Directors meet separately (without the Chairman being present) at least once a year principally to appraise the Chairman’s performance. During 2008, they held one such meeting chaired by Guy Elliott and attended by all the Non-Executive Directors who were appointed at that date to appraise the performance of the Chairman, Roger Carr.
Key committees
The terms of reference for all our committees are reviewed on a regular basis by the Board and were last reviewed in December 2008. Committees are authorised to obtain external legal or other independent professional advice if they consider it necessary to do so. The terms of reference of all of our committees are available on the website at www.cadbury.com.
Audit Committee
The Combined Code recommends that the Board should establish formal and transparent arrangements for applying the financial reporting and internal control principles and for maintaining an appropriate relationship with the Company’s external auditors.
Role: The Audit Committee is appointed by the Board from the Non-Executive Directors and is primarily responsible for:
▪	monitoring the integrity of the financial statements of the Group and reviewing significant reporting judgements;

▪	reviewing the Company’s internal control and risk management systems;

▪	monitoring and reviewing the effectiveness of the Company’s internal audit function;

▪	making recommendations to the Board in relation to the appointment of the external auditor;

▪	monitoring and reviewing auditor independence; and

▪	developing and implementing a policy on the engagement of the external auditor to supply non-audit services.
Membership: The Committee consists solely of independent Non-Executive Directors. The members of the Audit Committee since 1 January 2008 are:
▪	Guy Elliott (succeeded David Thompson as Chairman in March 2008);

▪	David Thompson (resigned in March 2008);

▪	Roger Carr (resigned in July 2008);

▪	Dr Wolfgang Berndt;

▪	Raymond Viault;

▪	Baroness Hogg (from 5 December 2008); and

▪	Colin Day (from 5 December 2008). Colin will succeed Guy as Chairman of the Audit Committee in April 2009.
All Committee members have extensive financial experience in large organisations. The Board has determined that Guy Elliott is the Audit Committee financial expert as defined by the US Securities and Exchange Commission.

The composition and role of the Audit Committee is reviewed annually against the recommendations made in the FRC Guidelines on Audit Committees. Since the FRC Guidelines on Audit Committees recommend that the Chairman of a company should not be a member of the Audit Committee, Roger Carr resigned as a member of the Audit Committee on his appointment as Chairman and at the time of this report the Company complies with all the recommendations of the FRC Guidelines on Audit Committees.
Other than the Chairman of the Committee, as described in the Directors’ Remuneration Report, members do not receive additional fees for serving on the Committee.
The Director of Group Secretariat is secretary to the Committee.
Meetings: The Committee met four times in 2008. Agendas are prepared by the secretary and approved by the Chairman and are aligned with events in the Group’s financial calendar. The Audit Committee Chairman holds preparatory meetings with the Group’s senior management, as appropriate, prior to Committee meetings. At the invitation of the Committee, the Chairman of the Board, Chief Executive Officer, Chief Financial Officer, Chief Legal Officer and Group Secretary, Corporate Finance Director, Director, Financial Control, Director of Business Risk Management and the external auditor attend meetings. All Directors have access to the minutes of all the Committee’s meetings and are free to attend.
In addition, separate meetings are held with the external auditors and the internal auditors in the absence of Management.
Activities: During the year the Audit Committee’s activities included:
▪	being responsible for all accounting matters and financial reporting matters prior to submission to the Board for their endorsement;

▪	monitoring the integrity of the Group’s financial statements and ensuring that they meet the relevant legislative and regulatory requirements that apply to them, and are in accordance with accepted accounting standards;

▪	reviewing major changes in accounting policies and practices;

▪	reviewing the Group’s internal controls and their effectiveness;

▪	reviewing the Group’s statements and practices on internal controls (including section 404 Sarbanes-Oxley certification) and other aspects of corporate governance;

▪	reviewing the effectiveness of the external audit process,

▪	the Group’s relationship with the external auditors including fees, and make recommendations on the appointment and dismissal of the external auditors;

▪	considering the annual report on internal audit and the effectiveness of internal control, reviewing the Group’s internal audit process and the audit plan for the following year;

▪	reviewing the provision and scope of audit and non-audit work by the external auditor and the fees charged;

▪	receiving and reviewing reports from the Speaking Up programme (established to investigate in confidence complaints from employees and others);

▪	receiving and reviewing semi-annual reports on Group legal matters including litigation;

▪	receiving an annual review of the effectiveness of the Committee;

▪	reviewing corporate governance developments in the UK and US and the Group’s response to these developments; and

▪	monitoring the Group’s risk management and business ethics processes.

Much of the Committee’s work in 2008 centred on the demerger of the Americas Beverages business and the reporting and accounting implications of this and the Scheme of Arrangement which introduced Cadbury plc into the Group.
External auditor independence: The Committee ensures that the external auditor remains independent of the Group. In addition, the Committee receives written confirmation from the external auditor as to any relationships which may be reasonably thought to influence its independence. The external auditor also confirms whether it considers itself independent within the meaning of the UK and US regulatory and professional requirements, as well as within the meaning of applicable US federal securities laws and the requirements of the Independence Standards Board in the US.
Non-audit services: In line with the requirements of the US Sarbanes-Oxley Act 2002, Group policy prohibits the external auditor from carrying out certain categories of non-audit services. The list of such services may only be varied by the Audit Committee.
The external auditor is permitted to undertake some non-audit services, for example due diligence activities associated with potential acquisitions or disposals of businesses by the Group, but these services and their associated fees must be approved in advance by the Committee.
The pre-approval process enables the Committee to pre-approve the audit and non-audit service categories that can be provided by Deloitte LLP and agreed monetary amounts for each service category that can be provided by them, subject to a maximum individual engagement value. The service will continue to require specific pre-approval from the Audit Committee or the Audit Committee Chairman where requests for pre approvals either do not fall within pre-approved category limits, or where a service value exceeds the maximum individual engagement value. There will continue to be no de minimis amount.
Evaluation of external auditors: In appropriate circumstances, the Committee is empowered to dismiss the external auditor and appoint another suitably qualified auditor in its place. The re-appointment of the external auditor is submitted for approval annually by the shareholders at the Annual General Meeting.
To assess the effectiveness of the external auditors, the Audit Committee reviewed:
▪	the arrangements for ensuring the auditor’s independence and objectivity;

▪	the external auditor’s fulfilment of the agreed audit plan;

▪	the robustness and perceptiveness of the auditors in their handling of the key accounting and audit judgements; and

▪	the content of the external auditor’s reporting on internal control.
As part of the decision to recommend to the Board the re-appointment of Deloitte LLP, the Committee has taken into account the tenure of the auditors and considered whether there should be a full tender process. There are no contractual obligations restricting the Committee’s choice of external auditors.
As a consequence of its satisfaction with the results of the activities reviewed above, the Audit Committee has recommended to the Board that a resolution proposing the re-appointment of Deloitte LLP as external auditors be put to shareholders at the Annual General Meeting.
Details of the fees paid to the external auditors in 2008 can be found at Note 6 in the financial statements.
Internal Audit function: The Audit Committee assists the Board in fulfilling its responsibilities relating to the adequacy of the resourcing and plans of the Internal Audit department. In doing this the Committee reviewed:
▪	Internal Audit’s remit, reporting lines and access to the Audit Committee and all members of the Board;

▪	Internal Audit’s plans and its achievement of the planned activity;

▪	the results of key audits and other significant findings, the adequacy of Management’s response and the speed of resolution; and

▪	the level and nature of non-audit activity performed by Internal Audit.
Overview: As a result of its work during the year, the Audit Committee has concluded that it has acted in accordance with its terms of reference and has ensured the independence and objectivity of the external auditors.
Nomination Committee
The members of this Committee since 1 January 2008 are:
▪	Roger Carr (succeeded Sir John Sunderland as Chairman in July 2008);

▪	Sir John Sunderland (resigned in July 2008);

▪	Sanjiv Ahuja (resigned in September 2008)

▪	Dr Wolfgang Berndt (from 5 December 2008)

▪	Colin Day (from 5 December 2008)

▪	Guy Elliott (from 5 December 2008)

▪	Baroness Hogg (from 5 December 2008)

▪	Lord Patten; and

▪	Raymond Viault.
Dr Wolfgang Berndt (prior to joining the Committee), David Thompson (until his retirement as a Director), the Chief Executive Officer and Chief Human Resources Officer attend meetings at the invitation of the Chairman of the Committee. The Chief Legal Officer and Group Secretary or his designate also attends and is secretary to the Committee. This Committee is empowered to bring to the Board recommendations regarding the appointment of any new executive or Non-Executive Director, provided that the Chairman, in developing such recommendations, consults all Directors and reflects that consultation in any recommendation of the Nomination Committee. The Committee ensures that a review of Board candidates is undertaken in a disciplined and objective manner.
The Nomination Committee is also responsible for succession planning for the Board. The Board as a whole is responsible for development plans, including the progressive refreshing of the Board, which are reviewed on an annual basis. The plans involve an annual objective and comprehensive evaluation of the balance of skills, knowledge and experience of the Board.
During 2008, the Committee met three times to review succession planning, the appointment of a new Chairman and a new Senior Independent Non-Executive Director, the appointments of Baroness Hogg and Colin Day as new Non-Executive Directors and Andrew Bonfield as the new Chief Financial Officer. Roger Carr became Chairman of this Committee in July 2008, after he had been appointed Chairman of Cadbury plc. Before July 2008, this Committee was chaired by Sir John Sunderland and Roger Carr was a member. Sir John did not chair the Committee when it dealt with the appointment of his successor and Roger Carr did not participate in the discussions relating to his own appointment. External search consultants were engaged to produce a list of candidates for the appointments noted above. These lists were then reduced to a short list of candidates which was discussed between the Chairman and the other members of the Nomination Committee. The Directors then met the preferred candidates and their nominations were presented to the Board for approval at its next meeting.

Remuneration Committee
Details of the Remuneration Committee and its policies, together with the Directors’ remuneration, emoluments and interests in the Company’s share capital, are on page 75.
Corporate and Social Responsibility Committee
The members of this Committee since 1 January 2008 who are also directors are:
▪	Lord Patten (Chairman);

▪	Sir John Sunderland (resigned in July 2008)

▪	Sanjiv Ahuja (resigned in September 2008);

▪	David Thompson (resigned in March 2008);

▪	Bob Stack (resigned in December 2008)

▪	Guy Elliott (from 5 December 2008); and

▪	Todd Stitzer.
At the invitation of the Chairman, Raymond Viault, Dr Wolfgang Berndt, Roger Carr and the Chief Legal Officer and Group Secretary attend meetings, together with the relevant executives and managers from the business. The Head of Corporate Responsibility is secretary to the Committee.
This Committee focuses on corporate and social responsibility matters in relation to the environment, employment practices, health and safety, equal opportunities and diversity, community and social investment, ethical trading and human rights, and other aspects of ethical business practice. Further details of the Group’s approach to corporate and social responsibility matters can be found on pages 22 to 24 and in the Company’s biennial Corporate Responsibility and Sustainability Review.
Chief Executive’s Committee
The members of this Committee are:
Amit Banati, Trevor Bond, Andrew Bonfield (from February 2009), James Cali, James Chambers, Tony Fernandez, Marcos Grasso, Ken Hanna (until 3 April 2009), Anand Kripalu, Lawrence MacDougall, David Macnair, Bharat Puri, Mark Reckitt, Tamara Minick-Scokalo, Chris Van Steenbergen, Todd Stitzer (Chairman) and Henry Udow.
As a result of the new reporting structure from four regions to seven business units as described on page 14, three members left the Committee in 2008 (Matthew Shattock, Steve Driver and Rajiv Wahi).

The Director of Group Secretariat also attends meetings and is secretary to the Committee.
The CEC reviews major operational and management issues including monthly financial results and forecasts, and proposals for capital expenditure.
Relations with shareholders
Our shareholders are very important to us. All shareholders receive regular communications from the Group and a full Annual Report is available by election or on request. Regular trading updates are published via the London Stock Exchange and by press release, and appear on our website. Presentations and webcasts on the development of the business are available on the website.

Annual General Meeting (“AGM”)
The Board views the AGM as an opportunity for individual shareholders to question the Chairman, and through him the chairmen of the various Board Committees and other Directors.
Under the Code, the Notice of the AGM and any related papers should be sent to the shareholders at least 20 working days before the meeting. For the 2008 AGM, due to the strict timelines that had to be adhered to for the completion of the demerger, this requirement of the Code was not complied with. Shareholders were notified of the shortened notice period in the demerger documentation that was sent to them and on the Company’s website. The minimum statutory notice period of 21 clear days was adhered to.
Directors are submitted for election by the shareholders at the first AGM following their appointment. All Directors should be subject to re-election by shareholders at intervals of no more than three years.
Details of the meeting and the resolutions to be proposed together with explanatory notes are set out in the Notice of Meeting which is sent to shareholders. Shareholders attending will be advised of the number of proxy votes lodged for each resolution, in the categories “for” and “against”, together with the number of “votes withheld”. All resolutions will be voted on by poll, the results of which will be announced to the London and New York Stock Exchanges.
Institutional investors
Meetings with institutional investors are undertaken at Board level on a day-to-day basis by the Chief Executive and Chief Financial Officer. The Senior Independent Non-Executive Director and other members of the Board are also available to meet major shareholders on request. The Chairman contacts the top 10 shareholders each year with an offer to meet them. As part of his role as the Senior Independent Non-Executive Director, Guy Elliott is also available to shareholders when contact with the Executive Directors or the Chairman may not be appropriate. The Chief Executive Officer and Chief Financial Officer meet with institutional investors in the UK, the US and Continental Europe on a regular basis.
The Directors are supported by our Investor Relations department (IR), which is in regular contact with institutional investors, analysts and brokers. The IR team also undertook roadshow and one to one meetings with investors. An IR report is produced for each Board meeting: this includes direct feedback from institutional investors provided by our external advisors including Goldman Sachs, UBS and Makinson Cowell. Additional feedback is also collected directly by IR, typically at the request of investors. In addition, the Board commissions an annual independent audit of institutional investors’ views on our management and strategy. These measures ensure Board members develop a balanced understanding of the issues and concerns of our major shareholders.
Internal control
The Directors have responsibility for the system of internal control that covers all aspects of the business and is part of an ongoing risk management process. In recognition of that responsibility, the Directors set policies and seek regular assurance that the system of internal control is operating effectively. Strategic, commercial, operational, financial and EHS risk areas are all within the scope of these activities which also include identifying, evaluating and managing the related risks.
The Directors acknowledge their responsibility for the system of internal control and for reviewing its effectiveness. However, the Directors are aware that such a system cannot totally eliminate risks and thus there can never be an absolute assurance against the Group failing to achieve its objectives or a material loss arising.
The key elements of the system may be described as the control environment, and this is represented by the following:
▪	the key business objectives are clearly specified at all levels within the Group’s “Purpose and Values”, a framework for our strategic intent, and “Our Business Principles”, a set of guidelines on legal compliance and ethical behaviour, which are distributed throughout the Group;

▪	the organisation structure is set out with full details of reporting lines and accountabilities and appropriate limits of authority for different processes;

▪	procedures to ensure compliance with external regulations;

▪	the network of disclosure review committees which exists throughout the Group (described below);

▪	procedures to learn from control failures and to drive continuous improvement in control effectiveness;

▪	a wide range of corporate policies deal, amongst other things, with control issues for corporate governance, management accounting, financial reporting, project appraisal, environment, social responsibility, health and safety, information technology, and risk management generally;

▪	individual business units operate on the basis of multi-year contracts with monthly reports on performance and regular dialogues with Group senior management on progress;

▪	on an annual basis the CEC, Audit Committee and then the Board consider and agree the major risks facing the business and these risks are used to focus and prioritise risk management, control and compliance activities across the organisation. The key risks facing the Group are summarised on pages 7 to 10;

▪	various internal assurance departments, including Group Audit, carry out regular reviews of the effectiveness of risk management, control and compliance processes and report their findings to the business unit involved as well as to Group Management and the Audit Committee; and

▪	the Audit Committee approves plans for control self-assessment activities by business units and regions as well as the annual Group Audit activity plan. The Committee also deals with significant issues raised by internal assurance departments or the external auditors.
The management of all forms of business risk continues to be an important factor in the creation and protection of value for our shareholders. The processes involved a call for the identification of specific risks that could affect the business, the assessment of those risks in terms of their potential impact and the likelihood of those risks materialising. Decisions are then taken as to the most appropriate method of managing them. These may include regular monitoring, investment of additional resources, transfer to third parties via insurance or hedging agreements and contingency planning. For insurance, there is a comprehensive global programme which utilises an internal captive structure for lower level risks and the external market only for cover on major losses. Hedging activities relate to financial and commodity risks and these are managed by the Group Treasury and Procurement departments with external cover for the net Group exposures (see pages 53 to 54).
All business units are required to regularly review their principal business risks and related strategies (i.e. the chosen management methods). The internal assurance departments and other Group functions report on any further business risks evident at a regional, global or corporate level. Regional and global status reports assessing the extent to which all major risks have been effectively mitigated are prepared every six months and are reviewed by the Audit Committee. A structure of central Group and regional risk and compliance committees came into operation from January 2007. The internal controls system was reviewed in 2008 in the light of the Flint Guidance and best practice generally.
The Group also established in 2002 a network of disclosure review committees (DRC) throughout the organisation. The Group DRC, chaired by the Chief Legal Officer and comprising senior executives at and below Board level, reviews financial and trading statements and releases, and the verification process which underpins these. Meetings are attended by the Group’s external auditors, and UK and US legal advisors. It ensures that such statements and releases are accurate and complete and comply with all relevant legislation and regulation. Each region and function is required to have its own DRC reporting to the Group DRC to ensure that interim and full year financial reporting is accurate and that all matters which may be material to the Group as a whole have been reported to the Board. The Group DRC reports its findings to the Audit Committee and through that Committee to the Board.
At the year end, the Group’s only significant associate is Camelot, which is managed in line with its shareholder agreement. Other associates that have contributed to the Company’s results are detailed in Note 35 on page F-68.

See “Item 15: Controls and Procedures” for information regarding the Group’s disclosure controls and procedures and the Group’s internal control over financial reporting as defined under the Sarbanes-Oxley Act and related rules promolugated by the SEC.
Auditor Liability
Under the Companies Act 2006, a company’s auditors are permitted to negotiate to limit the liability of the auditors to an amount which is fair and reasonable in all the circumstances. Any arrangement should be agreed annually and approved by the shareholders at the AGM. Cadbury plc has not entered into such an agreement with its auditors.
MANAGEMENT COMPENSATION
This report describes the current arrangements for the remuneration of Executive Directors and, where relevant, other Board members and senior executives, as agreed by the Remuneration Committee (“the Committee”) in 2008. Except as detailed below, these arrangements are likely to continue to apply in future years, unless there are specific reasons for change, in which case shareholders will be informed appropriately. All references to the Group prior to 2 May 2008 mean, unless indicated otherwise, the combined confectionery and beverages group, the ultimate parent company of which was Cadbury Schweppes plc. All references to the Group from that date onwards mean, again unless indicated otherwise, the confectionery only group, the ultimate parent company of which is Cadbury plc.
In 2008 Group Management and employees performed well against the stretching performance targets expected of the Group. It was also a year of significant change as we demerged our Americas Beverages operations, signed a conditional agreement for the sale of our Australian Beverages business and reorganised our management structure. These changes and the challenging macro-economic environment ensured that the Committee spent a considerable amount of time considering remuneration issues, including both current and future incentive plans, and performance targets to support the new purely confectionery Group. Furthermore, the Committee needed to find a fair way of valuing the then current active incentive plans which were based on the performance of a combined confectionery and beverages group, how best to treat the employees who were staying with the business, and those who were leaving.
The new incentive plans implemented in 2008 and the treatment of the then current active incentive plans were overwhelmingly supported by shareholders at the General and Annual General Meetings held in April 2008. The Committee are not suggesting any changes to them at this time, but are mindful of the need in times of economic turbulence to keep remuneration systems under review in order to provide the appropriate level of challenge and incentivisation.
Consistent with its recognition of current economic conditions, the Committee accepted Management’s recommendation that in this environment, salary increases for Executive Directors and senior executives are inappropriate in 2009. Accordingly, such salaries will be maintained at 2008 levels throughout 2009.
The Committee met on five occasions in 2008. As well as dealing with the effects that the events discussed earlier had on the remuneration policy, the Committee also noted, as part of its broader oversight of remuneration in the Group, individual grants made under our international share award plans. It also considered and approved, amongst other things:
▪	a review of Senior Executive Remuneration strategy and design, which had already been scheduled for 2008;

▪	the Directors’ Remuneration Report for 2007;

▪	a review of base salary and other compensation elements of the Executive Directors’ remuneration;

▪	Annual Incentive Plan awards and share based grants made and paid out in 2008 to the Executive Directors and members of the CEC; and

▪	performance measures’ weights, targets and allocation guidelines for cash and share based remuneration for the 2008 financial year.
Many of these matters involved extensive shareholder consultation, and during this consultation the Committee was asked to look again at the 40% service match in the Bonus Share Retention Plan, which is explained below in greater detail. Having reviewed the plan in the context of overall executive remuneration, it was decided that removing the match would result in a reduction in the expected value of the long-term plans the Group operates.
Also, as noted below, two Executive Directors, Todd Stitzer and Bob Stack, were paid in US Dollars. As a result, the significant change in the US Dollar-Pound Sterling exchange rate in favour of the US Dollar in 2008 has had notable impact on some of the remuneration numbers for them when reported in Pounds Sterling.
This report has been prepared in accordance with Schedule 7A to the Companies Act 1985. It also meets the requirements of the Listing Rules of the Financial Services Authority and the Combined Code on Corporate Governance issued by the Financial Reporting Council in 2006 (“the Code”) relating to Directors’ remuneration. The Act required the Company’s auditors to report to the Company’s members on certain parts of the Directors’ Remuneration Report and to state whether in their opinion those parts of the report have been properly prepared in accordance with the Companies Act 1985. The Report has therefore been divided into separate sections for audited and unaudited information.
The Board has delegated to the Committee authority to review and approve the annual salaries, incentive arrangements, service agreements and other employment conditions for the Executive Directors, and to approve awards under our share based plans. The Committee is tasked with ensuring that individual rewards are linked to performance and aligned with the interests of the Company’s shareholders. This requires that cost effective packages are provided which are suitable to attract and retain Executive Directors of the highest calibre and to motivate them to perform to the highest standards. The Committee also oversees remuneration arrangements for our senior executives to ensure they are also aligned with shareholder interests. The terms of reference of the Committee are available for inspection on our website.
Remuneration Committee members and advisers
In 2008 the Committee consisted of:
▪	Dr Wolfgang Berndt	(Chairman of the Committee)

▪	Roger Carr

▪	David Thompson	(resigned 8 March 2008)

▪	Raymond Viault

▪	Baroness Hogg	(appointed 5 December 2008)
Mr Carr excepted, all are independent Non-Executive Directors, and all were members of the Board and Committee at the year-end other than as indicated. No other person was a member of the Committee at a time when any matter relating to the Executive Directors’ remuneration for 2008 was considered.

No Committee member has any personal financial interest (other than as a shareholder), conflicts of interest arising from cross-directorships, or day-to-day involvement in running the business. Other Directors and employees who attended some or all of the meetings and who provided material advice or services to the Committee during the year were:
▪	Sir John Sunderland	Chairman until 21 July 2008

▪	Todd Stitzer	Chief Executive Officer

▪	Bob Stack	Chief Human Resources Officer

▪	Ken Hanna	Chief Financial Officer

▪	Ellen Marram	Non-Executive Director

▪	Don Mackinlay	Global Remuneration and Benefits Director

▪	John Mills	Director of Group Secretariat and Secretary to the Committee

▪	Liz Spencer	International Rewards Director

▪	Henry Udow	Chief Legal Officer and Group Secretary
Don Mackinlay, John Mills, Liz Spencer and Henry Udow were appointed by the Company and have the appropriate qualifications and experience to advise the Committee on relevant aspects of our policies and practices, and on relevant legal and regulatory issues. The Company appointed, and the Committee sought advice from, Slaughter and May and the Committee appointed and sought advice from PricewaterhouseCoopers LLP in respect of the changes to reward arrangements. Representatives from PricewaterhouseCoopers LLP have attended meetings of and provided advice to the Committee. This advice included information on the remuneration practices of consumer products companies of a size and standing similar to those of the Company, including competitors and other businesses which trade on a worldwide basis.
Slaughter and May advised the Committee on legal and regulatory issues and provided advice on a broad range of legal issues to the Group during 2008.
PricewaterhouseCoopers LLP also provided a broad range of tax, share scheme and advisory services to the Group during 2008.
Remuneration policy principles
Our remuneration policy for executives, including Executive Directors, is based on the following core principles:
▪	base salary between median and upper quartile of the Company’s comparator group and at upper quartile for consistently strong or outstanding individual performance;

▪	a portfolio of incentives and rewards balance the achievement of short and long-term business objectives;

▪	payments under the performance related elements of our incentive plans based on the measurable delivery of widely used and understood metrics (calculated at constant currency);

▪	total remuneration potential designed to be competitive in the relevant market, thereby enabling us to attract and retain high calibre executives;

▪	significant opportunities to acquire Cadbury shares, consistent with building a strong ownership culture; and

▪	Executive Directors expected to meet a share ownership requirement set at four times base salary.
Where salaries are set at more than median, this reflects strong performance by the individual concerned over a number of years and other individual factors, such as their attractiveness to other potential employers and the difficulty in replacing them were they to leave the Group.

The share ownership guidelines noted above are at the top end of such requirements for companies in the FTSE 100 and also apply to senior executives within the Group, with a range for them of one to three times salary, depending on their level in the organisation. New appointments are given a period of three to five years in which to satisfy this requirement. All the Executive Directors who served in the year exceeded the requirement.
Changes to reward arrangements
As already mentioned, the Committee undertook a fundamental review of remuneration policy and all incentive plans in 2008. Changes were approved at the 2008 Annual General Meeting and have improved our existing plans by:
▪	strengthening the link with shareholder value creation by referencing a more industry focused peer group when determining salaries;

▪	ensuring that incentive awards are more closely aligned with the Group’s strategic objectives and shareholder value creation, and enhancing relevance by introducing new and more stretching performance measures:

▪	for the Annual Incentive Plan (AIP), a simultaneous improvement in revenue (NSV) growth and trading margin in the year must be achieved;

▪	for the BSRP performance match (explained below), simultaneous improvement in revenue growth and trading margin over a period of three years is required;

▪	the Long Term Incentive Plan (LTIP) now requires simultaneous improvement in Underlying Earnings Per Share (UEPS) and Return on Invested Capital (ROIC) rather than measuring Total Shareholder Return (TSR) against an industry comparator group. LTIP was also made available to more employees in the Group, and the maximum potential LTIP award was increased to 300% of base salary for the Chief Executive Officer and 200% for all other Executive Directors. The normal grants are 200% and 160% respectively; and

▪	simplifying the arrangements to make them more relevant to participants and to shareholders.
Effect of the corporate reconstruction and demerger of Americas Beverages
As a result of the Scheme of Arrangement which resulted in Cadbury plc replacing Cadbury Schweppes plc as the new holding company of the Group and the subsequent demerger of Americas Beverages, the publicly traded shares of the Group were restructured with 100 Cadbury Schweppes plc shares being exchanged for 64 Cadbury plc ordinary shares and 12 common stock in Dr Pepper Snapple Group, Inc. (the “exchange ratio”).
In consequence, share options and awards were recalculated to ensure that in the new structure they had an equivalent value at the point of exchange (being 2 May 2008) to the original share options and awards. The formula applied was agreed in advance with HM Revenue and Customs (HMRC) in the UK in respect of UK approved share option plans and, in the interests of fairness, was therefore used consistently across all share options and awards.
As the Americas Beverages operations were such a substantial part of the Group, the Committee, on professional advice, decided to test all share awards still subject to a performance measure at the time of demerger to determine their value, as the measures would no longer be relevant for a stand-alone confectionery business. The performance targets were measured using a widely accepted methodology called the Fair Value approach. This used a valuation model which took into account actual performance to separation and then assessed the probability of different eventual outcomes at the original end date of the performance period of an award. The value of these potential outcomes was averaged to provide a figure that reflects the overall worth of the award at that point in time, including recognition that the award is deferred and will still be released at the normal time and subject to the normal employment conditions. For the LTIP and BSRP cycles which were outstanding at the time of the demerger, the results of this valuation were as follows:

			Fair Value
Plan	Cycle	Measure	before exchange ratio

LTIP	2003–2005	TSR	2.02%
LTIP	2006–2008	Combined TSR and UEPS targets	52.78%
LTIP	2007–2009	Combined TSR and UEPS targets	67.83%
BSRP	2006–2008	Underlying Economic Profit	68.69%
BSRP	2007–2009	Underlying Economic Profit	92.71%

The Fair Value percentage was applied to the maximum original award over Cadbury Schweppes plc shares, and the size of the award reduced accordingly. The HMRC agreed formula was then applied to the sum total of Cadbury Schweppes plc plan shares to arrive at the size of the award of Cadbury plc shares which will vest at the relevant vesting date. The principles underpinning these recalculations were approved by shareholders at the 2008 Annual General Meeting.
Overview of remuneration elements for executives including Executive Directors

Element	Objective	Performance period	Performance conditions for awards
Base salary (see page 81)	Reflects market value of role and individual’s skills and experience	Not applicable	Reviewed annually, following external benchmarking and taking into account individual performance and the increases awarded to other employees

Annual Incentive Plan (AIP) (see page 81)	Incentivises delivery of performance goals for the year	One year	For 2008 awards, performance targets were based on a matrix requiring simultaneous improvement in revenue growth and trading margin. There was also an element related to key performance indicators and personal objectives. For 2009, performance targets for awards will be based 70% on a revenue/margin matrix, 20% on a cash flow measure and 10% on non-financial measures

Bonus Share Retention Plan (BSRP) Note: This is a voluntary investment programme (see page 82)	Incentivises sustained annual growth. Aids retention of executives. Supports and encourages share ownership	Three years	Voluntary deferral of AIP with an additional match. Continued employment results in a match of 40%, and performance targets (based on a matrix requiring simultaneous improvement in revenue growth and trading margin) can result in an additional match of 60%

Long Term Incentive Plan (LTIP) (see page 83)	Incentivises long-term value creation. Aids retention of executives	Three years	Performance targets are based on a matrix requiring simultaneous improvement in Underlying Earnings Per Share (UEPS) and Return On Invested Capital (ROIC)
Whether particular performance conditions are met is assessed with reference to our Annual Accounts or to external data which is publicly available. These methods have been chosen as they are or can be independently audited. Remuneration received in respect of each of these elements by the Executive Directors is shown on pages 85 to 92. Directors and executives also have interests in Discretionary Share Option Plans granted in previous years, see page 90.
Share-based awards and dilution
We ensure that the aggregate of all share-based awards which use newly issued shares does not exceed the guidelines laid down by the Association of British Insurers (ABI). These guidelines provide that options issued to employees under the Company’s all employee schemes should not exceed an aggregate amount equal to 10% of the Company’s issued share capital, and options issued to employees under the Company’s discretionary schemes should not exceed 5% of such sum. The available dilution capacity on this basis expressed as a percentage of the Company’s total issued ordinary 10p share capital on the last day of each of the last five financial years was as follows:

Outstanding capacity	2004	2005	2006	2007	2008
For all employee Schemes	4.53%	4.58%	5.27%	6.42%	4.54%
For discretionary Schemes	1.75%	1.74%	2.36%	3.38%	2.45%

Balance between fixed and variable pay
Around 70% of each Executive Director’s remuneration is variable and is linked to performance. The performance conditions for each variable element are the same for each Executive Director, although the quantums will vary. The following chart shows the fixed (base salary only) and variable elements of the remuneration package for Executive Directors for 2008 and 2009 assuming the target (AIP only) and expected value levels of remuneration are achieved:
Performance graph
The following graph shows the Company’s performance (Cadbury Schweppes plc for periods prior to 2 May 2008) measured by total shareholder return (TSR) for the five years to 31 December 2008 compared with the TSR performance of the FTSE 100 companies over the same period. The graph takes into account the Scheme of Arrangement by which Cadbury plc replaced Cadbury Schweppes plc as the ultimate parent company in the Group in May 2008. TSR is the product of the share price plus reinvested dividends. The FTSE 100 index has been selected for this comparison because it is the principal index in which the Company’s shares are quoted. TSR was used as a performance measure for LTIP grants prior to 2008 but was measured against an international peer group chosen to reflect the global nature of our business. The graph has been prepared in accordance with the Companies Act 2006 and is not an indication of the likely vesting of awards granted under any of the Company’s incentive plans.
Service contracts
All Executive Directors have contracts which are terminable by the Company giving one year’s notice, or by the Executive Director giving six months’ notice. These contracts expire at the end of the month in which the Executive Director attains age 65, although where the Director is a member of a Company pension plan, their normal retirement age for the purposes of their membership of those plans is 60. The contracts include provisions relating to non-competition and non-solicitation. These provisions state that if the Executive Director leaves voluntarily he will not, for a period of one year after leaving, be engaged in or concerned directly or indirectly with a predetermined list of companies which are in competition with the Company. Also, the Executive Director agrees for a period of two years after termination of employment not to solicit or attempt to entice away any employee or Director of the Company.
In the case of contracts entered into before 2009, if the Executive Director’s employment is terminated without cause, or if the Executive Director resigns for good reason, payment of 12 months’ base salary and target AIP will be made, together with benefits for up to 12 months, or for a shorter period if the Executive Director secures new employment with equivalent benefits. If it is not possible or practical to continue benefits for one year they will be paid in cash. For contracts with new Executive Directors from 2009 onwards, and in the case of Mr Andrew Bonfield (Chief Financial Officer), if employment is terminated without cause or if the Executive Director resigns for good reason, phased payments for up to 12 months calculated on base salary and target AIP would be payable instead, less any notice period served within that 12 month period. Furthermore, if Mr Bonfield undertakes other employment as defined in his contract, amounts received will be offset against these payments.
There would be no special payments to Directors made after a change in control of the Company. The BSRP and LTIP provisions which apply on a change of control or termination of employment are shown in the relevant sections of this report.
Under his secondment arrangements, Todd Stitzer is entitled to six months’ employment with his employing company in the USA if there are no suitable opportunities for him when his secondment ends. Bob Stack, who resigned as a Director with effect from 31 December 2008, had a similar arrangement and consequently will continue to be remunerated in respect of his employment for the period from 1 January to 30 June 2009. All the Executive Directors’ contracts are 12 month rolling contracts, and accordingly, no contract has a fixed or unexpired term. The Executive Directors’ contracts are dated 1 July 2004 in the case of Bob Stack and Todd Stitzer, Ken Hanna’s is dated 1 March 2004, and Andrew Bonfield’s is dated 19 February 2009. Ken Hanna has resigned as a Director with effect from 3 April 2009, and Andrew Bonfield has been appointed as a Director with effect from 3 April 2009. Since Mr Hanna is retiring, he will not receive any payments in connection with the termination of his employment.

Salaries and benefits in kind for Executive Directors
In setting the base salary of each Executive Director, the Committee takes into account market competitiveness and the performance of each individual Executive Director, any changes in position or responsibility and pay and conditions throughout the Group. This structure takes account of the reward structure in place for executives below Board level, and that used by comparable companies, which for these purposes are FTSE 100 and global consumer goods companies with broadly similar market capitalisation or turnover or both, significant international exposure and geographic relevance which manufacture and brand food, beverage or tobacco products.
In 2008, the rate of base salary increases for Executive Directors was between 5% and 5.4%, dependent upon their individual performance. These percentage increases were within a range used for all employees in the UK who are not subject to collective bargaining agreements. Salaries received by the Executive Directors in the 2008 financial year are shown on page 86. Salaries paid to Todd Stitzer and Bob Stack were paid in US dollars, and the sterling amounts shown in this report have been calculated at the average exchange rate for 2008. Because of movements in the US Dollar:Pound Sterling exchange rate in favour of the US Dollar in 2008, annual changes in salaries and other elements of compensation for these Directors will appear higher than the percentages shown above. In addition to base salary, the Executive Directors also receive benefits in kind as described in the notes to tables two and three below. The Committee has reviewed Executive Directors’ salaries and has decided there will be no increases in 2009.
Annual Incentive Plan (AIP)
Annual incentive targets are set each year to take account of current business plans and conditions, and there is a threshold performance below which no award is paid. AIP awards are based on financial tests, subject to appropriate adjustments, and achievement against key performance indicators and personal objectives as determined by the Committee. Executive Directors are eligible to receive up to 200% of base salary based upon a combination of quantitative financial measures, key performance indicators and personal objectives as determined by the Committee for each plan year. In 2008, awards were based on a matrix requiring simultaneous improvement in revenue growth and trading margin with an element related to key performance indicators and personal objectives. If targets were only achieved at the expense of lowering returns on total invested capital, the Committee reserved the right to reduce AIP payments accordingly. For 2008, the maximum award was weighted 75% on the delivery of the matrix of growth in revenue and trading margin and 25% on key performance indicators and personal objectives. The key performance indicators and personal objectives element of AIP was not eligible for inclusion in the BSRP. The 2008 award for Executive Directors for financial performance was 146.5% of base salary, and an average of 47.6% of base salary for the achievement of key performance indicators and personal objectives which related to the creation of the stand-alone confectionery business.
AIP awards to Executive Directors for 2008 were therefore as follows:

Percentage of total relating to:
		Revenue	Key
		growth/	performance
		Trading	indicators
	Total (as a %	margin	and personal
	% of base salary)	matrix	objectives

2008	194.1%	75.5%	24.5%

An extract from the 2008 AIP financial matrix is shown below with the 2008 award marked with a spot. Performance was assessed including Australia Beverages:

Trading Margin Growth bp p.a.	Revenue Growth p.a.

	4.0%	5.0%	6.0%		7.0%

120	100%	110%	120%	●	130%
130	110%	120%	130%		140%
140	120%	130%	140%		150%
150	130%	140%	150%		160%

In 2007, AIP awards totalled 155.3% of base salary. 68% of the award related to Group performance in terms of revenue growth and UEP and 32% to personal objectives. AIP received by the Executive Directors in respect of the 2008 financial year is shown on page 86.
The matrix structure has been chosen to incentivise simultaneous and strong improvement in revenue growth and trading margin. It has been set to reward Management’s performance in achieving the targets set out in the Company’s Vision into Action plan for the confectionery business announced in June 2007. To achieve threshold vesting (20% of AIP), performance will have to be above the prior year. The Committee will ensure that environmental, social and governance (ESG) risks are not raised by the incentive structure inadvertently motivating irresponsible behaviour.
For 2009, performance targets for awards will be based 70% on a revenue/margin matrix, 20% on a cash measure and 10% on non-financial measures, which can include ESG issues. This is a change to the anticipated measures for 2009 AIP which were for 20% of the award to be based on non-financial measures. The increased importance of cash management in the current economic environment resulted in the Committee deciding to make this a specific measure for AIP in 2009. Disclosure of the performance matrix is not provided due to commercial sensitivity.
Bonus Share Retention Plan (BSRP)
The BSRP is a voluntary bonus deferral plan with an additional matching award, and is an essential element of our total reward programme. It has been a key factor in helping and encouraging executives to meet the share ownership guidelines that we apply.
The BSRP was available in 2008 to a group of approximately 120 senior executives (including the Executive Directors) and aims to encourage participants to reinvest their AIP award into the Company’s shares thereby more closely aligning the interests of management and shareholders. The matching award is subject to both continued employment and performance. No dividends or dividend equivalents are paid. The maximum matching award is 100% of the amount invested. As in previous years, 40% of the matching award vests after three years based on continued employment, with up to 60% then dependent on performance targets based on a matrix requiring simultaneous improvement in revenue growth and trading margin. The service match is included in the vesting table shown below, and is not subject to performance conditions as BSRP is a voluntary plan requiring investment of AIP earned by an employee for up to three years with a risk of forfeiture during the three year performance period. As explained above, the use of the service match was re-considered and re-affirmed in 2008.
Awards under the BSRP will vest in full following a change in control or termination without cause but only to the extent that performance targets have been met at the time of the relevant change in circumstances, unless the Committee decides that the awards would have vested to a greater or lesser extent had the performance targets been measured over the normal period. Based on the first year of its performance period, the 2008–2010 cycle is currently expected to result in around 70% of the matching shares available vesting. AIP awards received by the Executive Directors in respect of the 2008 financial year and reinvested into the BSRP are shown on pages 86 to 88.
As agreed at the 2008 Annual General Meeting, awards from 2008 above the 40% threshold are based on simultaneous improvement in revenue growth and trading margin. The performance matrix remains the same as for 2008-2010. It reflects a longer term view to 2011 and has been calibrated with reference to the Vision into Action plan forecasts for the business and the actual and forecast performance of competitors. Awards above the threshold will only vest if Group performance exceeds analysts’ current forecasts for the Group. The table below shows the percentage of maximum matching awards that can be earned.

Trading Margin Growth	Revenue growth p.a. (Compound Annual Growth Rate 2009–2011)
bp p.a.	0.0%	4.0%	4.5%	5.0%	5.5%	6.0%

0	40%	40%	40%	40%	40%	40%
60	40%	40%	45%	50%	55%	60%
75	40%	50%	55%	60%	65%	70%
90	40%	60%	65%	70%	75%	80%
110	40%	70%	75%	80%	85%	90%
125	40%	80%	85%	90%	95%	100%

There is a straight line vesting scale between these percentages once threshold of revenue growth of 4% pa and trading margin growth of 60 bp pa has been exceeded.
The Committee will review the matrix for each new performance period to ensure that the calibration remains appropriate. In the current volatile economic climate, the Committee may need to revisit the 2009-11 matrix to ensure it provides the appropriate balance between stretching targets and motivation of participants.
Long Term Incentive Plan (LTIP)
Around 120 senior executives (including the Executive Directors) were granted a conditional award of shares under the LTIP in 2008. This award recognises the significant contribution they make to shareholder value and is designed to incentivise them to strive for sustainable long-term performance. Details of the Directors’ LTIP interests are set out in the table on page 88. As approved by shareholders in 2008, a UEPS and ROIC matrix measured over three years is now used, because there is a strong correlation between combined UEPS and ROIC improvement and shareholder value. This aligns incentives with our strategic agenda and financial plan that underpin the Vision into Action plan. UEPS and ROIC also have a clearer line of sight for management than the measures previously used. In accordance with ABI guidelines, participants also accumulate dividend equivalent payments on the conditional share awards (which will only be paid to the extent that the performance targets are achieved). The dividend equivalent payments are then used to buy shares for the participants on the vesting date. Awards to the CEO from 2008, and until further notice, are 200% of base salary, and 160% for other Executive Directors.
Awards under the LTIP will vest in full following a change in control or termination without cause, but only to the extent that performance targets have been met at the time of the relevant change in circumstances unless the Committee decides that the awards would have vested to a greater or lesser extent had the performance targets been measured over the normal period. There are no re-tests and the awards will lapse if the minimum requirements are not met in the initial three year performance period. The 2008–2010 cycle is currently expected to pay around 70% of the maximum award available.
In line with the intention highlighted in the 2007 report, the Committee has reviewed performance criteria for the new cycle of the LTIP starting in 2009 in order to ensure that the calibration remains appropriate in terms of balancing the motivation of participants with the interests of shareholders.
The Committee has concluded, after a thorough assessment of the economic, financial and trading environment facing the Company over the 2009–11 performance period, that the matrix below provides the appropriate balance. In the current volatile economic climate, however, the Committee may need to revisit the calibration of the 2009–11 matrix in the future. The table below shows the percentage of the 2009 award which will vest if performance is as shown.

ROIC
Increase	UEPS growth p.a. (CAGR 2009–2011)
bp p.a.	10.0%	12.0%	14.0%	16.0%	18.0%	20.0%

20	20%	23%	26%	30%	40%	50%
40	23%	40%	50%	50%	60%	70%
60	26%	50%	60%	70%	80%	90%
80	30%	50%	70%	80%	90%	100%
100	30%	50%	70%	90%	100%	100%
120	30%	50%	70%	100%	100%	100%

LTIP awards for 2008 were based on a matrix similar to that for 2009–2011, with potential vesting ranging from 20% of the award for a ROIC increase of 20 bp pa and UEPS growth of 13% pa, to 100% for up to 120 bp pa increase in ROIC and UEPS growth of 23% pa. The Committee will review the matrix for each new performance period to ensure that the calibration remains appropriate.

Discretionary Share Option Plans (DSOPs)
DSOP grants are not currently part of the Group’s incentive programme and a grant will not be made unless it would be appropriate in the circumstances or general market conditions change. No rights to subscribe for shares or debentures of any Group company were granted to or exercised by any member of any of the Directors’ families during 2008. The exercise of all existing DSOP options which apply to Executive Directors was subject to real compound annual growth in UEPS being at least 4% for half the award to vest and 6% real growth for the entire award to vest over three years, measured by comparison to the UEPS in the year immediately preceding grant. All options granted achieved their UEPS targets and vested in full.
Other share option plans
Each Executive Director also has the opportunity to participate in the savings-related share option scheme operated in the country in which his contract of employment is based. Further details on these share plans are provided in Note 26 to the financial statements.
Retirement benefits
We operate a number of retirement benefit programmes throughout the world. Such benefits reflect local competitive conditions and legal requirements. In recent years our Executive Directors have either been eligible for or participated in one of three schemes:
▪	a cash allowance programme which provides for payment of 30% of base salary in lieu of a pension contribution, disability benefits and life insurance cover. Mr Hanna participates in this programme;

▪	the UK pension scheme, which provides for a pension of 66% of pensionable earnings (base salary plus AIP payment, limited to 20% of base salary averaged over three years) after 20 years’ service with a 60% spouse’s pension and an annual increase of the pension in payment. On retirement, UK executives have the option to take a tax free lump sum and a reduced pension. The scheme is now closed to new members and no current Executive Director participates in this scheme. Sir John Sunderland, who retired as a Director on 21 July 2008, was a participant;

▪	the US pension scheme, which consists of the US cash balance plan, excess pension plan and supplemental executive retirement plan (SERP). These are calculated in US dollars, reflect annual adjustments in salary and provide that all of any incentive awards under AIP are pensionable in line with normal practice in that country. The benefit is calculated based on a single life annuity without pension in payment increases or spouse’s pension and is generally paid in the form of a taxable lump sum on retirement. The overall benefit under these arrangements is a maximum of 60% of final average earnings after 25 years’ service. Mr Stack and Mr Stitzer participate in these arrangements, which are now closed to new members.
Currency impact: In 2008, a significant currency depreciation of the UK pound against the US dollar resulted in a larger than normal increase in the value of reported pension benefits for Mr Stack and Mr Stitzer of 36% in each case. Further details of these arrangements are set out on page 89.
Executive Directors’ outside appointments
We recognise the benefits to the individual and to the Company of involvement by Executive Directors as non-executive directors in companies outside the Group. Subject to certain conditions, and with the approval of the Board, each Executive Director is normally permitted to accept only one appointment as a non-executive director in another company. In 2008, Bob Stack was allowed to accept a second appointment in view of his impending retirement as an Executive Director. The Executive Director is permitted to retain any fees paid for such service. Details of fees received by Executive Directors in 2008 are as follows:

Ken Hanna	£54,000	(Inchcape plc)
Bob Stack	£59,308	(J Sainsbury plc)
	£24,750	(IMI Plc)
Todd Stitzer	£71,250	(Diageo plc)

Chairman and Non-Executive Directors
Unless otherwise determined by the Board, Non-Executive Directors are appointed for terms of three years with a maximum term of nine years. All the Directors listed below were appointed for three year terms expiring on the dates shown. Fees for Non-Executive Directors are determined by the Board within the limits set by the Articles of Association.

Date of initial
	appointment	Expiry date of
Non-Executive	to Board	current term

Dr Wolfgang Berndt	17 Jan 2002	18 Feb 2011
Roger Carr	22 Jan 2001	20 July 2011
Colin Day	1 Dec 2008	1 Dec 2011
Guy Elliott	27 July 2007	27 July 2010
Baroness Hogg	24 Oct 2008	24 Oct 2011
Lord Patten	1 July 2005	1 July 2011
Raymond Viault	1 Sep 2006	1 Sep 2009

To ensure that the interests of the Non-Executive Directors are aligned with those of the shareholders, all Non-Executive Directors have chosen to utilise a percentage of their fees (between 12% and 100%) to purchase shares in the Company, which are bought within five business days of each relevant payment. Each Non-Executive Director has undertaken to hold such shares during the term of his or her appointment. The Non-Executive Directors do not have service contracts with the Company. Fees for the independent Non-Executive Directors were reviewed in 2008 but were not increased at that time (they were last increased in October 2006). Following an independent review of the fees and their benchmarking against those paid by other companies of a similar size, the fees will be adjusted to those shown below with effect from 1 April 2009, which will bring them into line with the median of current market rates. They will not be increased again before 2011.

Non-Executive Director – Non-US based	£60,000 per year
Non-Executive Director – US based	$150,000 per year
Additional fees for positions held are:
Chairman	£390,000 per year
Senior Independent Director	£15,000 each year
Chair of Audit Committee	£20,000 per year
Chair of Corporate and Social Responsibility Committee	£15,000 per year
Chair of Nomination Committee	Included in Chairman’s fee
Chair of Remuneration Committee	£15,000 per year

Roger Carr, Chairman, is provided with a car and driver for business purposes as required.
Directors’ remuneration tables
In the following tables, references to CEC members means the individuals who are members of the CEC (our senior management) but who are not Executive Directors. Remuneration shown for the CEC includes remuneration paid to the individuals who left the CEC as part of their termination packages. In 2008, there were a maximum of 14 individuals at any one time who were members of the CEC but who were not Executive Directors.

Directors’ remuneration summary (table one)

	2008	2007
Total remuneration:	£000	£000

Fees as Directors	894	960
Salaries and other benefits	3,271	3,300
Annual Incentive Plan/Bonus Share Retention Plan awards (a)	4,920	3,566
Gains on share plans	3,302	2,196
Pensions paid to former Executive Directors	35	34

Notes
(a)	These amounts relate to the Annual Incentive Plan awards for each year. The total shown includes the service related match to be awarded under the Bonus Share Retention Plan to each Director based on the AIP award which they have invested in 2009 and which will vest (normally) in three years’ time. The performance related matching award is shown in table five.
Executive Directors’ and CEC members’ remuneration (table two)

			Other	2008		2007
	Base salary	Allowances (a)	benefits (b)	AIP/BSRP (c)	total	total
	£000	£000	£000	£000	£000	£000

Ken Hanna	633	215	—	1,233	2,081	1,743
Bob Stack (d)	525	296	124	1,022	1,967	1,856
Todd Stitzer (d)	985	260	188	2,665	4,098	3,243
CEC members (f) (g)	3,464	1,782	914	6,879	13,039	11,056

Directors’ and CEC members’ gains on share plans (table three)

	BSRP
	performance
	awards	LTIP awards	Gains on
	earned in	earned in	exercise of	2008	2007
	2008 (c)	2008 (c)	share options	total	total
	£000	£000	£000	£000	£000

Ken Hanna (e)	114	420	258	792	526
Bob Stack	100	361	955	1,416	728
Todd Stitzer	180	670	230	1,080	772
Sir John Sunderland	—	14	—	14	170
CEC members (f)	506	1,915	210	2,631	3,519

Notes to tables two and three above
(a)	The majority of the amount shown as Allowances for expatriate Directors (Bob Stack and Todd Stitzer) and expatriate CEC members relates to income tax payments. Where taxation rates in their home country are lower than in the host country (eg US versus UK), individuals are protected from a higher tax burden by means of a tax equalisation programme funded by the Company. Under this programme, we pay an amount equal to the incremental tax resulting from the assignment of individuals. This ensures that they are not penalised financially by accepting roles of an international nature which would result in higher taxation costs than would have been the case if they had remained in their home country. Due to the nature of taxation payments, some of the amounts shown are in respect of previous financial years which can create distortions when assessing year on year movements. For all Directors and CEC members, Allowances include flexible benefits and car allowances. Ken Hanna’s Allowances include an amount equal to 30% of his base salary in lieu of a pension contribution, disability benefits and life cover.

(b)	Other benefits include company cars and, for expatriates, housing support and other allowances necessary to ensure that they are not penalised financially by accepting roles of an international nature which result in higher costs than would have been the case if they had remained in their home country.

(c)	The total AIP award shown was awarded in respect of 2008 performance. Todd Stitzer is the only Director eligible to participate in BSRP and will invest 100% of his AIP in the BSRP on 4 March 2009. The amount shown includes the service related matching award to be awarded under the BSRP. The performance related conditional matching awards are shown in table five. The AIP and BSRP are described on pages 81 to 83. BSRP and LTIP awards earned in 2008 will vest on 4 March 2009. These awards were fair valued at the time of the demerger of the Americas Beverages, as described on page 78. The value shown in table three is based on an indicative share price of £5.12, the mid-market price of a share on the London Stock Exchange on 17 February 2009.

(d)	Todd Stitzer’s and Bob Stack’s base salaries, AIP and other benefits are calculated and paid in US dollars. Their base salaries are: Todd Stitzer – US$1,821,312; (2007: US$1,726,000) Bob Stack – US$971,154 (2007: US$919,000).

(e)	Ken Hanna was granted a restricted ISAP award in March 2004 over 225,000 shares, 75,000 shares of which vested on 26 March 2008. The mid-market price on that date of a Cadbury Schweppes plc share was £5.72.

(f)	For cash based remuneration, the aggregate amounts shown for the CEC are only those amounts paid to individuals whilst they were CEC members. Share based remuneration is based on the full year, and includes ISAP awards released during the year.

(g)	In addition, payments were made in connection with the cessation of employment of some CEC members. In 2008, these totalled £6,331,000 (2007: £2,008,000).
Non-Executive Directors’ fees and benefits (table four)

			Fee for
	Other		chairing	2008	2007
	benefits (b)	Board fee	a committee	total	total
	£000	£000	£000	£000	£000

Sanjiv Ahuja (a)	—	41	—	41	55
Dr Wolfgang Berndt	3	55	13	71	64
Roger Carr	—	80	179	259	105
Colin Day (a)	—	5	—	5	—
Guy Elliott	—	55	21	76	24
Baroness Hogg (a)	—	10	—	10	—
Ellen Marram (a)	—	55	—	55	52
Lord Patten	—	55	10	65	65
Sir John Sunderland (a)	32	31	192	255	401
David Thompson (a)	—	10	3	13	70
Raymond Viault	10	79	—	89	80

Notes
(a)	Baroness Hogg was appointed as a Non-Executive Director on 24 October 2008 and Colin Day was appointed as a Non-Executive Director on 1 December 2008. David Thompson resigned as a Director on 8 March 2008, Sir John Sunderland on 21 July 2008 and Sanjiv Ahuja and Ellen Marram resigned as Directors on 30 September 2008.

(b)	Other benefits were travel allowances for certain Non-Executive Directors. None of the Non-Executive Directors (other than Sir John Sunderland) received any other emoluments during the 2008 financial year.
Executive Directors’ and CEC members’ performance related interests in the Bonus Share Retention Plan (table five)
This table shows the maximum performance related matching award granted to each Director in respect of the investment made of AIP awards in the BSRP.

					Total of
	Maximum	Maximum			maximum
	performance	performance		Interest in	performance
	related	related	Shares	shares	related awards
	award in	award in	vested in	lapsed in	in respect of
	respect of AIP	respect of AIP	respect of AIP	respect of AIP	AIP earned in
	earned in	earned in	earned in	earned in	2006 to 2008
	2005 to 2007 (a)	2008 (b)	2005 (c)	2005 (d)	(e)

Ken Hanna	58,311	—	22,217	—	36,094
Bob Stack	93,843	—	19,444	—	74,399
Todd Stitzer	174,619	206,473	35,173	—	345,919
CEC members	645,346	477,056	98,850	193	1,023,359

Notes
(a)	The monetary value of the service-related awards for previous BSRP cycles is included in the AIP/BSRP awards shown in tables one and two in previous years’ reports. The interests shown in this table are performance related awards shown at their maximum number for the 2006–2008, 2007–2009 and 2008–2010 cycles. These awards were originally made in Cadbury Schweppes plc shares and exchanged for Cadbury plc shares in May 2008. The maximum awards for the 2006–2008 and 2007–2009 cycles were fair valued at the time of the demerger as explained on page 78 and reduced accordingly.

(b)	Performance related matching awards are made in March in respect of the previous year’s AIP investment (i.e. in March 2009 for 2008 AIP). Shares purchased by Todd Stitzer for the 2009–2011 cycle using his AIP investment were due to be acquired on 4 March 2009 at a price of £5.43 per share as follows: 344,123 shares. The service related award for this cycle is 137,649 shares.

(c)	The mid-market price of a Cadbury Schweppes plc share on 4 March 2006 when the awards were made was £5.87. These awards will vest on 4 March 2009. The awards were fair valued at the time of the demerger. Qualifying conditions for these awards are set out on page 82.

(d)	No awards lapsed for the 2006–2008 cycle as the shares that vested represented the maximum available following the demerger. For CEC leavers who left during the year, a proportion of shares lapsed in accordance with the rules of the plan.

(e)	All awards are in shares. Qualifying conditions for the awards shown above have to be fulfilled by 31 December 2011 at the latest.
Directors’ and CEC members’ interests in the Long-Term Incentive Plan (table six)

						2004–2006
	Interest	Interest			Interest in	Dividend
	in shares at	in shares		Interest	shares at	shares
	31 December	awarded in	Shares	in shares	31 December	awarded and
	2007 (a)	2008 (b)	vested (c)	lapsed (d)	2008 (e)	vesting (f)

Ken Hanna	185,097	156,935	78,818	—	263,214	3,125
Bob Stack	155,681	122,869	67,610	—	210,940	2,872
Todd Stitzer	291,217	287,797	125,548	—	453,466	5,319
Sir John Sunderland (g)	2,760	—	2,760	—	—	—
CEC members	879,719	810,469	364,623	1,967	1,323,598	9,353

Notes
(a)	Interests at 31 December 2007 are potential interests shown at their maximum number in respect of the extended 2003–2005 cycle, and the 2006–2008 and 2007–2009 cycles. These awards were originally made in Cadbury Schweppes plc shares and exchanged for Cadbury plc shares in May 2008. The maximum awards for these cycles were fair valued at the time of the demerger as explained on page 78 and reduced accordingly.

(b)	The interests in shares awarded in 2008 relate to the 2008–2010 cycle. The mid-market price on 14 May 2008 when these awards were made was £6.47. The criteria under which these awards would vest in full are explained on page 83.

(c)	Shares due to vest on 4 March 2009 are in respect of the extended 2003–2005 and the 2006–2008 cycles. These awards were fair valued at the time of the demerger. The mid-market price of a Cadbury Schweppes plc share on 4 March 2003 and 4 March 2006 when the awards were made were £3.24 and £5.87 respectively.

(d)	No awards lapsed in respect of the extended 2003–2005 and the 2006–2008 cycles as the shares that vested represented the maximum awards following the demerger. For CEC leavers who left during the year, a proportion of shares lapsed in accordance with the rules of the plan as a result of their leaving before the end of the cycle.

(e)	Interests as at 31 December 2008 are potential interests shown at their fair value for the 2007–2009 cycle, and their maximum number in respect of the 2008–2010 cycle. The current status of the 2008-2010 cycle is shown on page 83.

(f)	Dividend shares are in respect of awards released from trust in 2008 in respect of the 2004–2006 cycle, paid in accordance with ABI guidelines.

(g)	Sir John Sunderland’s employment as an Executive Director ceased on 24 August 2005. The awards shown are in respect of the extended 2003–2005 cycle.
(h)	All awards are in shares. Qualifying conditions for the awards shown above have to be fulfilled by 31 December 2010 at the latest.

Executive Directors’ pensions and retirement benefit arrangements (table seven)
Ken Hanna receives an amount equal to 30% of his base salary in lieu of a pension contribution, disability benefit and life cover.
US pension arrangements in £ at a rate of US$1.46/£1 (a)

							Transfer value
							of the increase
						Increase in	in accrued
			Transfer	Transfer	Increase	accrued	pension
		Increase in	value of	value of	in transfer	pension	(net of
	Accrued	accrued	accrued	accrued	value over	during the	inflation)
	pension at	pension	pension at	pension at	the year, less	year	less
	1 January	during	1 January	1 January	Directors’	(net of	Directors’
	2009	the year	2009	2008	contributions	inflation)	contributions
	£000	£000	£000	£000	£000	£000	£000
	(b)	(d)	(c)		(c)	(d)
US pension arrangements

Bob Stack	707	132	7,988	5,808	2,180	118	1,334
Todd Stitzer	1,476	276	14,990	11,184	3,806	246	2,502

Notes
(a)	Both Mr. Stack and Mr. Stitzer, given the nature of their employment relationships as expatriates, participate in US pension arrangements calculated in US dollars as described on page 84. The transfer values for both 2008 and 2007 and accrued pensions shown are stated at the 2008 year-end exchange rate of US$1.46/£1, while the 2007 year-end rate for the disclosure in the 2007 Report & Accounts was US$1.98/£1. The impact of a significant movement in exchange rates, together with the impact of the AIP award paid in 2008, results in a compound increase in reported transfer values from those disclosed in 2007 of 87% for Mr. Stack and of 82% for Mr. Stitzer. For Mr. Stack, 38% related to the actual increase in the transfer values (see below) and 36% to the impact of currency exchange rate movements. For Mr. Stitzer, 34% related to the actual increase in transfer values and 36% to exchange rate movements. The non-exchange rate related movements are explained in notes (c) and (d) hereafter. The accrued pensions as shown in the 2007 Report & Accounts, if restated at the 2008 year end exchange rates, would be as follows: Mr. Stack: £572,000, Mr. Stitzer: £1,196,000.

(b)	The accrued pensions represent the amount of the deferred pension that would be payable from the member’s normal retirement date on the basis of leaving service at the relevant date.

(c)	The transfer values have been calculated in accordance with the guidance note GN11: Retirement Benefit Schemes – Transfer values published by the Institute of Actuaries and Faculty of Actuaries, and by reference to investment market conditions at the relevant date. Under the Stock Exchange Listing Rules, the transfer value of the increase in accrued pension has been calculated using the same methodology. During the year, the transfer value in respect of Mr Stack (in US$ terms) increased by 38%. This increase was due to the increase in the value of the pension (23%), explained below, movements in market conditions and changes in the actuarial basis (15%). In respect of Mr Stitzer the increase in the transfer value was 34% for similar reasons.

(d)	The accrued pension benefits for Mr Stack and Mr Stitzer increased (in US$ terms) by 23% from the year-end 2007 to year-end 2008. For Mr Stack, 4% of the increase was due to an increase in his average base salary, 16% was due to an increase in his average AIP due to the Group’s strong performance and 3% was due to his normal annual accrual under the SERP. For Mr Stitzer, 5% was due to an increase in his average base salary, 17% was due to an increase in his average AIP and 1% for his normal annual accrual under the SERP.

(e)	The aggregate amount set aside in 2008 to provide for pensions and post retirement medical benefits for the Executive Directors and CEC members was £2.0 million. This consists of approved pension arrangements of £0.9 million, unapproved pension arrangements of £1.1 million and post retirement medical benefits of £4,687. Arrangements made in local currencies were converted using the 2008 year-end spot rate.

Directors’ and CEC members’ options over ordinary shares of 10p each (table eight)

					Market price
Name of			As at	Exercise	at exercise	Gain made
Director	As at		31 December	price	date (e)	on exercise	Exercisable
and Scheme	1 January 2008	Exercised (d)	2008	£		££000 (f)	from	to

Ken Hanna
SOP94 (a)	112,211	112,211	—	4.732	7.05	258	27 Mar 2007	26 Mar 2014
SOP04 (b)	184,028	—	184,028	4.896			28 Aug 2007	27 Aug 2014
SOP04 (b)	179,540	—	179,540	5.854			2 Apr 2008	1 Apr 2015
SAYE (c)	4,218	—	4,218	3.917			1 Feb 2010	31 Jul 2010

	479,997	112,211	367,786

Bob Stack
SOP94 (a)	224,425	—	224,425	4.556			2 Sep 2003	1 Sep 2010
SOP94 (a)	224,425	—	224,425	5.314			1 Sep 2004	31 Aug 2011
SOP94 (a)	224,425	224,425	—	5.375	6.90	337	24 Aug 2005	23 Aug 2012
SOP94 (a)	224,425	224,425	—	3.916	6.62	619	10 May 2006	9 May 2013
SOP04 (b)	158,892		158,892	4.896			28 Aug 2007	27 Aug 2014
SOP04 (b)	136,001		136,001	5.854			2 Apr 2008	1 Apr 2015

	1,192,593	448,850	743,743

Todd Stitzer
SOP94 (a)	246,867	—	246,867	5.314			1 Sep 2004	31 Aug 2011
SOP94 (a)	269,310	—	269,310	5.375			24 Aug 2005	23 Aug 2012
SOP94 (a)	448,850	150,000	298,850	3.916	5.57	230	10 May 2006	9 May 2013
SOP04 (b)	293,547	—	293,547	4.896			28 Aug 2007	27 Aug 2014
SOP04 (b)	254,946	—	254,946	5.854			2 Apr 2008	1 Apr 2015

	1,513,520	150,000	1,363,520

CEC members (d)	3,636,724	41,293	3,595,431	4.94	6.38	59	27 Mar 2002	25 Nov 2015

Notes
No payment was made on the granting of any of these options and none of the terms and conditions relating to these options have been varied.

(a)	Share Option Plan 1994.

(b)	Share Option Plan 2004.

(c)	Savings-Related Share Option Scheme 1982.

(d)	No options lapsed during the year and no options were granted during the year in respect of Directors. 3,315 options in all-employee plans were granted to CEC members, and 3,372 options lapsed during the year. The exercise price shown is the weighted average exercise price of the options exercised in the year.

(e)	The market price of an ordinary share on 31 December 2008 (the last dealing day in the financial year) was £6.05. The highest and lowest market prices of an ordinary share in Cadbury plc in the year were £7.05 and £4.53 respectively.

(f)	Where some or all of the shares were sold immediately after the exercise of an option, the gain shown is the actual gain made by the Director or CEC member. If some or all of the shares were retained, the gain is a notional gain calculated using the market price on the date of exercise. When an option was exercised or shares were sold in parts on a number of different days in the year, the gain shown is the aggregate gain from all those exercises.

(g)	All the above awards were originally made in Cadbury Schweppes plc shares, exchanged for options over Cadbury plc shares at the time of the demerger, as explained on page 78.

Share ownership (table nine)

	Cadbury Schweppes plc		Cadbury plc
	As at	As at	As at	As at
	1 January 2008	1 May 2008	2 May 2008	31 December 2008
	(or date of	(or date of	(or date of	(or date of
	appointment	resignation	appointment	resignation
	if later)	if earlier)	if later)	if earlier)

Sanjiv Ahuja (a)	7,930	10,783	6,901	8,058
Dr Wolfgang Berndt	86,733	89,811	57,478	60,843
Roger Carr	55,792	60,175	38,512	42,874
Colin Day (b)	n/a	n/a	—	—
Guy Elliott	2,356	4,933	3,157	6,485
Ken Hanna (c) (d)	623,617	596,922	414,139	414,336
Baroness Hogg (b)	n/a	n/a	—	—
Ellen Marram (a)	1,880	4,808	3,076	4,480
Lord Patten	9,837	12,348	7,902	10,602
Bob Stack (a) (d)	954,441	1,039,861	714,552	525,338
Todd Stitzer (d)	822,363	860,029	642,059	642,059
Sir John Sunderland (a) (d)	787,594	784,594	502,138	427,138
David Thompson (a)	51,198	52,613	n/a	n/a
Raymond Viault	15,372	18,300	11,712	14,138

CEC members (d) (e)	1,758,163	2,181,339	2,057,053	2,129,115

Notes
To accurately reflect the share ownership for each Director, as shown in the Register of Directors’ Interests, the holdings for each Director in tables eight and nine should be added together. Cadbury Schweppes plc shares were listed on the London Stock Exchange until 1 May 2008. Cadbury plc shares were listed on the London Stock Exchange from 2 May 2008.

(a)	The following Directors resigned during the year: David Thompson on 8 March 2008, Sir John Sunderland on 21 July 2008, Ellen Marram and Sanjiv Ahuja on 30 September 2008, Bob Stack on 31 December 2008.

(b)	Baroness Hogg was appointed as a Non-Executive Director on 24 October 2008 and Colin Day was appointed as a Non-Executive Director on 1 December 2008.

(c)	Ken Hanna was granted a restricted ISAP award in March 2004 over 225,000 shares, 75,000 shares of which vested on 26 March 2008. The mid-market price of a Cadbury Schweppes plc share on that date was £5.72. Ken Hanna’s shareholding shown above includes the final tranche of 75,000 of these restricted shares, vesting in March 2009.

(d)	Holdings of ordinary shares include shares awarded under the BSRP and the all-employee share incentive plan and LTIP shares held in trust. Shares held in trust for the BSRP and LTIP were converted from Cadbury Schweppes plc shares using the formula agreed with HMRC (see page 78).

(e)	Shareholdings of CEC members also include restricted or conditional share awards, the release of which is dependent upon specified conditions.
Employees

Average employee headcount	2008	2007	2006

BIMA	11,478	14,041	14,309
Europe	9,603	9,099	9,148
Americas Confectionery	14,168	14,484	14,568
Asia Pacific	10,547	12,036	11,611
Central	721	805	761

Continuing operations	46,517	50,465	50,397
Discontined operations	8,227	21,192	16,614

Total	54,744	71,657	67,011

The average employee headcount in the UK in 2008 was 5,624 (2007: 7,618, 2006: 7,847)
Changes in the Directors’ share interests since the year end (unaudited)
There were the following changes in the Directors’ share interests between 1 January 2009 and 24 February 2009:
Ken Hanna purchased the following shares through participation in the Company’s all-employee share incentive plan: 12 shares on 5 January 2009 at a price of £6.13 per share and 25 shares on 2 February 2009 at a price of £5.59 per share.
The Non-Executive Directors elected to surrender part of their Directors’ fees and on 7 January 2009 purchased the following number of shares at a price of £6.12 per share:

Dr Wolfgang Berndt	1,639
Roger Carr	2,124
Colin Day	222
Guy Elliott	2,131
Baroness Hogg	502
Lord Patten	1,315
Raymond Viault (a)	1,884

(a)	Purchased ADRs equivalent to the number of shares shown on 7 January 2009 at a price of US$37.1 per ADR.
Save as disclosed, there have been no other changes in the interests of the Directors between 1 January 2009 and 24 February 2009.
All the interests detailed above are beneficial. Save as disclosed, none of the Directors had any other interest in the securities of the Company or the securities of any other company in the Group. The Register of Directors’ Interests, which is open to inspection, contains full details of Directors’ shareholdings and share options.